UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              METALDYNE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         19,121,564*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            19,121,564*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   19,121,564*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      42.0%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

--------------------------------------------------------------------------------

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         231,675*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            231,675*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    231,675*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.5%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         323,0503*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            323,050*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    323,050*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.7%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         150,256*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            150,256*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    150,256*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.3%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         75,128*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            75,128*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     75,128*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.2%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         18,341,455*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            18,341,455*

                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   18,341,455*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      40.3%
    (subject to increase based on holders of outstanding restricted stock of
         Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------
----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

     The information contained in this Amendment No. 3 corrects, supplements and amends the information contained in the following Items of Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 (collectively, the "Schedule 13D") filed by the Reporting Heartland Entities (as defined below) relating to the common stock, par value $1.00 per share, of Metaldyne Corporation, a Delaware corporation ("Metaldyne").

     This Amendment No. 3 is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities").

     This Amendment No. 3 is being filed to correct, supplement and amend Items 3, 4, 5 and 6 of the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     The paragraph added to Item 3 by Amendment No. 2 is hereby corrected and amended in its entirety as follows:

     Prior to the acquisition of GMTI Holding Company referred to in Item 4, the limited partners, general partners and members, as applicable, of each of the Reporting Heartland Entities contributed an aggregate of $45.9 million to the Reporting Heartland Entities, which contributed such amount to GMTI Holding Company in exchange for an aggregate of 1,500 shares of common stock of GMTI Holding Company.

Item 4.  Purpose of the Transaction.

     The paragraph added to Item 4 by Amendment No. 2 is hereby corrected and amended in its entirety as follows:

     On June 22, 2001 the Heartland Reporting Entities contributed 1,500 shares of common stock in GMTI Holding Company to Metaldyne in exchange for an aggregate of 2,714,977 shares of common stock of Metaldyne. The 1,500 shares of common stock of GMTI Holding Company were acquired for an aggregate of $45.9 million. The contribution of the shares of common stock of GMTI Holding Company to Metaldyne (and therefore the acquisition of GMTI Holding Company and its subsidiaries by Metaldyne) was in furtherance of HIP's and its affiliates' strategy to buy, build and grow industrial companies in sectors that are attractive for consolidation and long-term growth.

Item 5.  Interest in Securities in Metaldyne Corporation.

     Item 5 is hereby corrected, supplemented and amended in its entirety as follows:

     (a)-(c) At the close of business on June 22, 2001 and after the consummation of the acquisition of GMTI Holding Company described in Items 3 and 4, the Reporting Heartland Entities beneficially own (and have sole power to vote and sole power to dispose of) an aggregate of 20,242,499 shares of common stock of Metaldyne, representing approximately 44.7% of the outstanding shares of common stock of Metaldyne. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and and the other members of HIA disclaim such beneficial ownership.

     On December 5, 2002, the Reporting Heartland Entities collectively sold 1,120,935 shares of common stock of Metaldyne to Canada Pension Plan Investment Board ("CPP Investment Board") for a cash purchase price of $16.90 per share. The transaction was effected in a private sale pursuant to a share purchase agreement. Immediately following the sale to CPP Investment Board, the Heartland Reporting Entities transferred shares among themselves as permitted by the Shareholders Agreement described in Item 6. At the close of business on December 5, 2002 and after giving effect to the sale to CPP Investment Board, the Reported Heartland Entities beneficially own (and have the sole power to vote and sole power to dispose of) an aggregate of 19,121,564 shares of common stock of Metaldyne, representing approximately 42.0% of the outstanding shares of common stock of Metaldyne.

     The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                           Shares of
           Shareholder                   Common Stock              Percent
           -----------                   ------------              -------

Heartland Industrial Associates           19,121,564                42.0*
L.L.C.

Heartland Industrial Partners (FF),         231,675                  0.5
L.P.

Heartland Industrial Partners               323,050                  0.7
(E1), L.P.

Heartland Industrial Partners               150,256                  0.3
(K1), L.P.

Heartland Industrial Partners               75,128                   0.2
(C1), L.P.

Heartland Industrial Partners,            18,341,455                 40.3
L.P.

     The foregoing percentages are based on 45,498,410 shares of common stock of Metaldyne outstanding on October 31, 2001 according to Metaldyne's Form 10-Q for the quarterly period ended September 30, 2001. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

     By virtue of the Shareholders Agreement described in Item 6, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of December 5, 2001, the shareholders party to the Shareholders Agreement beneficially owned 41,728,831 shares of common stock of Metaldyne, representing approximately 91.7% of the outstanding shares of common stock of Metaldyne based on 45,498,410 shares outstanding on October 31, 2001 according to Metaldyne's Form 10-Q for the

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

quarterly period ended September 30, 2001. The Heartland Reporting Entities disclaim such beneficial ownership.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of Metaldyne Corporation.

     The Shareholders Agreement described in Item 6 of the Schedule 13D remains in effect and has not in any way been amended, except that CPP Investment Board has joined the Shareholders Agreement pursuant to a joinder agreement dated December 5, 2001.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2002


                           Heartland Industrial Associates L.L.C.

                           Heartland Industrial Partners (FF), L.P.,

                           Heartland Industrial Partners (E1), L.P.,

                           Heartland Industrial Partners (K1), L.P.,

                           Heartland Industrial Partners (C1), L.P.,

                           Heartland Industrial Partners, L.P.


                           By:  /s/ David A. Stockman
                                -----------------------------------------------
                                David A. Stockman